AIS

05010586

August 16, 2005

RECEIVED

2005 AUG 22 P 3:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 087/2005**

  Subject: Change the Book Closing of Debentures and Debenture holders' Meeting

  Date: August 16, 2005

SUPPL

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
AUG 23 2005
THOMSON FINANCIAL

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

8/22

Summary Translation Letter
To the Stock Exchange of Thailand
August 16, 2005

AIS-CP 087/2005

August 16, 2005

Re: Change the Book Closing of Debentures and Debenture holders' Meeting

To: The President
The Stock Exchange of Thailand

Refer: Letter of the Company No. AIS-CP 081/2005 dated on August 3, 2005.

According to the letter of Advanced Info Service Public Company Limited ("the Company") No. AIS-CP 081/2005, the Company will close the registration book of its debentures and convene the Debenture holders' Meeting to amend the terms and conditions of the dividend covenant of the Company's debentures. The details of the Company's debentures are as follows:

1. Amortizing Debentures of Advanced Info Service Plc. No. 1/2001, due 2006 (AIS063A)
2. Debentures of Advanced Info Service Plc. No. 3/2001, due 2006 (AIS06NA)
3. Debentures of Advanced Info Service Plc. No. 1/2002, due 2009 (AIS093A)
4. Amortizing Debentures of Advanced Info Service Plc. No. 2/2002, due 2009 (AIS093B)
5. Debentures of Advanced Info Service Plc. No. 3/2002, due 2007 (AIS073A)
6. Amortizing Debentures of Advanced Info Service Plc. No. 4/2002, due 2007 (AIS07OA)

The Company would like to notify that the Company has to cancel the previous Debenture holders' Meeting since the top executive of the Company has engaged in an urgent business aboard. The new schedule of Debenture holders' Meeting is as follows:

Schedule	Old	New
the registration book closing	August 17, 2005, at 12.00 until the Debenture holders' Meeting is adjourned.	August 29, 2005, at 12.00 until the Debenture holders' Meeting is adjourned.
Debenture holders' Meeting - Time	 August 31, 2005 at 14.00	 September 12, 2005 at 14.00
- Place	the Grand Ballroom, Grand Hyatt Erawan Hotel, Bangkok	the Grand Ballroom, Four Seasons Hotel, Rajadamri Road, Bangkok

The Company will seek approval at the Debenture holders' Meeting to amend the terms and conditions of the dividend covenant of the Company's debentures in order to increase the flexibility in dividend payments. After the Company has obtained the conclusion of the terms and conditions of the dividend covenant, the Company shall notify such terms and conditions of the dividend covenant to the Stock Exchange of Thailand immediately.